Filed by Lennar Corporation

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Lennar Corporation

Commission File No.: 1-11749

Lennar Confirms Expiration Date of Exchange Offer

Expects Registration Statement to be Effective by Expiration Date

MIAMI, Nov. 18, 2025 /PRNewswire/ — Lennar Corporation (NYSE: LEN and LEN.B) (“Lennar”) confirmed today that in view of the reopening of the U.S. federal government, Lennar is proceeding as previously announced with the offer to exchange the approximately 20% of the total outstanding shares of Millrose Properties, Inc. (NYSE: MRP) (“Millrose”) it owns for outstanding shares of Lennar Class A common stock (the “Exchange Offer”). The Exchange Offer is scheduled to expire at 12:00 midnight, New York City time, on November 21, 2025 (the “Expiration Date”). Lennar anticipates accepting the tendered Lennar Class A common stock in the Exchange Offer, subject to possible proration.

Yesterday, on November 17, 2025, Millrose requested acceleration of effectiveness of the registration statement on Form S-4 filed by Millrose with the Securities and Exchange Commission (“SEC”) in connection with the Exchange Offer (the “Registration Statement”). We expect the Registration Statement to be declared effective before the Expiration Date. However, the Exchange Offer cannot be completed until the Registration Statement is declared effective. If the SEC does not declare the Registration Statement effective by the Expiration Date, Lennar will have to further extend the Exchange Offer or terminate it without accepting tendered shares.

About Lennar

Lennar Corporation, founded in 1954, is one of the nation’s leading builders of quality homes for all generations. Lennar builds affordable, move-up and active adult homes primarily under the Lennar brand name. Lennar’s Financial Services segment provides mortgage financing, title and closing services primarily for buyers of Lennar’s homes and, through LMF Commercial, originates mortgage loans secured primarily by commercial real estate properties throughout the United States. Lennar’s Multifamily segment is a nationwide developer of high-quality multifamily rental properties. LENX drives Lennar’s technology, innovation and strategic investments.

Forward-Looking Statements

This communication contains certain statements about Lennar and Millrose that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Lennar’s and Millrose’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lennar and Millrose of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Lennar’s and Millrose’s anticipated financial results, and other statements that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lennar’s and Millrose’s respective periodic reports filed from time to time with the SEC, the Registration Statement relating to the Exchange Offer and the Prospectus forming a part of it, the Schedule TO and other Exchange Offer documents filed by Lennar or Millrose, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lennar nor Millrose undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the Exchange Offer. Millrose has filed with the SEC a Registration Statement on Form S-4 that includes the Prospectus. The Exchange Offer is made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Lennar, Millrose and related matters, and Lennar will distribute the Prospectus to holders of Lennar Class A common stock. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lennar, Millrose or any of their respective directors or officers or the dealer managers appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer.

Lennar has filed with the SEC a Schedule TO, as amended from time to time, which contains important information about the Exchange Offer.

Holders of Lennar Class A common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Lennar and Millrose file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Lennar Class A common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.envisionreports.com/lennarexchange.

Lennar has retained Georgeson LLC as the information agent for the Exchange Offer. To obtain copies of the Prospectus and related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at +1 (888) 624-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the United States and Canada).

Contact:

Ian Frazer

Investor Relations

Lennar Corporation

(305) 485-4129

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